SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 20, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ) #43.776.517/0001 -80
Corporate Registry ID (NIRE) #35300016831

EXTRACT OF THE MINUTES OF THE SIXHUNDREDTH FORTY-FIFTH BOARD OF DIRECTORS MEETING

On January 12, 2006, at 9:00 am, the Board of Directors Chairman extraordinarily called to hold a meeting, pursuant to the provisions in the Article 15 of the Company’s Bylaws, at the meeting room of Sofitel Hotel located at Rua Sena Madureira,1355, São Paulo, the Board of Directors members of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, appointed and undersigned hereinbelow. At the end of this meeting, the Board member, Mr. Daniel Sonder, submitted to the Board of Directors Chairman its resignation to his office as member of Sabesp Board of Directors due to particular reasons, and he will be at the Company disposal until January 24, when Mr. Sonder will leave the Treasury Office. The Board of Directors Chairman expressed his thanks for Daniel Sonder’s collaboration rendered and for his work developed at this Board, wishing him success in his professional career, which was reiterated by other Board members. These Minutes, after being approved, were signed by the attending Board of Directors members. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Daniel Sonder, Fernando Maida Dall’Acqua, Gustavo de Sá e Silva, Maria Helena Guimarães de Castro and Martus Tavares. São Paulo, January 12, 2006. Mauro Guilherme Jardim Arce, Board of Directors Chairman. Ligia Ourives da Cruz Ferreira, Secretary. JUSTICE AND CITIZENSHIP DEFENSE OFFICE. BOARD OF TRADE OF THE STATE OF SÃO PAULO. I certify the Registry under #52147/06-0, as of 2/15/06. CRISTIANE DA SILVA F. CORRÊA, General Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: February 23, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.